Exhibit 10.1

Corporate Office Cranes Farm Road Basildon, Essex, SS14 3AD United Kingdom	Derek Neilson

May 30, 2024

Subject: Resignation

Dear Derek,

Reference is made to that certain Senior Leadership Team Employment Agreement, dated as of March 22, 2019, by and between CNH Industrial N.V. and you (the “Agreement”). Capitalized terms not otherwise defined herein have the meanings provided in the Agreement.

In light of your resignation today from your position as President, Agriculture of the Company and from all other positions that you hold with the CNH Industrial group effective as of 30 September 2024, or such other date as mutually agreed (such date being the “Effective Date”), the Company agrees:

(i)	to continue to pay your basic salary accrued up to and including the Effective Date in the usual way;
(ii)

commencing upon the Effective Date, to pay or provide you the payments and benefits to which you would be entitled on a Qualifying Termination in accordance with, and subject to, Sections 2 (Payments on Termination of Employment) and 3 (Conditions to Receipt of Payments on Termination of Employment) of the Agreement (i.e., cash severance equal to two (2) times the Executive’s annual base salary (gross)), save that the payments will be made over twelve (12) months;

(iii)

a portion of your outstanding long-term incentive program grants and awards will be eligible to vest, based on the time employed during the vesting period and subject to the performance terms and conditions, if any, specified in the award agreements;

(iv)	to provide for continuous health insurance for a period of twelve (12) months following the Effective Date;
(v)	to provide for tax preparation assistance services with respect to income paid by the Company to you for a period of twelve (12) months following the Effective Date; and
(vi)	to allow you, pursuant and subject to the rules of the CNH Pension Scheme from time to time, to drawdown your pension benefits prior to the age of 65 provided, in each case, that your employment is not terminated for Cause prior to the Effective Date. The payments will be subject to deductions for income tax and national insurance in the usual way. The Company has provided you with a summary of payments and benefits described above. The remaining terms of the Agreement shall remain in full force and effect.

The payments and benefits set out in paragraphs (ii) to (vi) above are full and final settlement of any claims against the Company and subject to you entering into a release in a form provided by the Company.

Notwithstanding anything to the contrary in the Agreement, (i) the Company agrees and covenants that it shall not issue, circulate, publish or utter any disparaging, defamatory or other false or negative statement regarding you to any third parties and (ii) to the fullest extent permitted by law, you agree and covenant that you shall not, directly or indirectly, issue, circulate, publish or utter any disparaging, defamatory or other false or negative statement regarding any member of the CNH Industrial group and their respective directors, managers and officers to any third parties. Nothing herein is intended to, and shall not, restrict or limit any person from exercising any protected rights under, or complying with, any applicable law or limit any person from providing information in response to a subpoena, other legal process or to a governmental or regulatory body or in the event of litigation between you and any member of the CNH Industrial group.

We thank you for your service to the CNH Industrial group. Please acknowledge your acceptance of the terms of this letter and return it to me as soon as possible but no later than May 30, 2024.

Sincerely,

CNH INDUSTRIAL N.V.

By:	/s/ Suzanne Heywood
Name: Suzanne Heywood
Title: Chair

ACKNOWLEDGED AND AGREED:

/s/ Derek Neilson
Derek Neilson

Date: May 30, 2024